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                             April 21, 2022

       Sterling Griffin
       Chief Executive Officer
       Harbor Custom Development, Inc.
       11505 Burnham Dr., Suite 301
       Gig Harbor, Washington 98332

                                                        Re: Harbor Custom
Development, Inc.
                                                            Form 8-K filed on
April 21, 2022
                                                            File No. 001-39266

       Dear Mr. Griffin:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed on April 21, 2022

       General

   1. Please revise your disclosure to include, in accordance with Item 4.02(a)(3), a statement of whether the audit
committee, or the board of directors in the absence of an audit committee, or
authorized officer or officers, discussed with the registrant   s independent
                                                        accountant the matters
disclosed in the filing.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Ameen
Hamady at 202-551-3891 with any questions.




                             Sincerely,
 Sterling Griffin
Harbor Custom Development, Inc.
April 21, 2022
Page 2
FirstName LastNameSterling Griffin
Comapany NameHarbor Custom Development, Inc.
                                               Division of Corporation Finance
April 21, 2022 Page 2                          Office of Real Estate &
Construction
FirstName LastName